UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Opera Limited

(Name of Issuer)

American Depositary Shares†

(Title of Class of Securities)

68373M107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

†	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares of the Issuer.

CUSIP No. 68373M107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Investment Management, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 4,222,224 (See items 3 and 6)
		6	SHARED VOTING POWER 0 (See items 3 and 6)
		7	SOLE DISPOSITIVE POWER 6,204,432 (See items 3 and 6)
		8	SHARED DISPOSITIVE POWER 0 (See items 3 and 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,432 (See items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.67‡
12	TYPE OF REPORTING PERSON (See Instructions)
IA

‡	Based on 218,661,519 ordinary shares of Opera Limited reported by Opera Limited as outstanding as of December 31, 2018.

CUSIP No. 68373M107

Item 1 (a).	Name of Issuer:

Opera Limited

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Gjerdrums vei 19, 0484 Oslo, Norway

Item 2 (a).	Name of Persons Filing:

Genesis Investment Management, LLP

Item 2 (b).	Address or Principal Business Office or, if None, Residence:

21 Grosvenor Place,

London,

England

SW1X 7HU

Item 2 (c).	Citizenship:

United Kingdom

Item 2 (d).	Title of Class of Securities:

Reference is made to page 1 of this Schedule 13G

Item 2 (e).	CUSIP Number:

Reference is made to page 1 of this Schedule 13G

Item 3.	Classification.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c),

check whether the person filing is a:

☐	Broker or dealer registered under Section 15 of the Act;

☐	Bank as defined in Section 3(a)(6) of the Act;

☐	Insurance company as defined in Section 3(a)(19) of the Act;

☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 68373M107

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 6,204,432

(b)	Percent of Class: 5.67%§

(c)	Number of shares as to which GIM has:

(i)	Sole power to vote or direct the vote: 4,222,224

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,204,432

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

GIM provides investment advisory services on a discretionary basis to institutional investors and in-house pooled funds for institutional investors. In the aggregate, the client accounts managed by GIM hold more than 5% of the outstanding securities subject to this filing on Schedule 13-G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

§	Based on 218,661,519 ordinary shares of Opera Limited reported by Opera Limited as outstanding as of December 31, 2018.

CUSIP No. 68373M107

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2020

GENESIS INVESTMENT MANAGEMENT, LLP

By:	/s/ Christopher Ellyatt
Christopher Ellyatt
Partner